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March 9, 2022	PARIS
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mitchell Austin
Joshua Shainess

Re:	Activision Blizzard, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 18, 2022
File No. 001-15839

Ladies and Gentlemen:

On behalf of our client, Activision Blizzard, Inc., a Delaware corporation (the “Company”), please see below responses to the comment letter to Mr. Kotick, the Company’s Chief Executive Officer, dated March 2, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-captioned Preliminary Proxy Statement on Schedule 14A of the Company originally filed with the Commission on February 18, 2022 (the “Preliminary Proxy Statement”).

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. The Company plans to reflect disclosure changes made in response to the Staff’s comments in the definitive proxy statement (the “Definitive Proxy Statement”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A Filed February 18, 2022

General

1.	Given recent press reports describing labor and employment disputes, including unionization efforts by your employees, please tell us the impact that these events have, or are expected to have, on the representations and warranties contained in the merger agreement.

Response: Press reports describing labor and employment disputes, including unionization efforts by the Company’s employees, have been widely publicized. All information relating to such matters as would be material to a Company stockholder’s decision whether to vote for the proposal to adopt the Agreement and Plan of Merger (as it may be amended from time to time), dated as of January 18, 2022, by and among the Company, Microsoft Corporation, a Washington corporation, and Anchorage Merger Sub Inc. (the “Merger Agreement”) was disclosed in the Preliminary Proxy Statement or, with respect to events following the filing of the Preliminary Proxy Statement, would have been disclosed in the Definitive Proxy Statement, including through incorporation by reference. These matters have also been considered by the Company in negotiating the representations and warranties contained in the Merger Agreement, which are qualified by the Company’s periodic reports filed with the SEC prior to January 17, 2022, and the Company does not believe any such matters have had, or are expected to have, any impact on the representations and warranties as qualified in accordance with the Merger Agreement.

Material litigation arising from such disputes, as well as unionization efforts, have been disclosed in the Company’s SEC reports which will be incorporated by reference into the Definitive Proxy Statement and have been made available to the Company’s stockholders.

Although already incorporated by reference, in response to the Staff’s comment, the Company will add disclosure regarding current material labor and employment-related litigation and unionization efforts involving the Company as set forth on Annex A to this letter, which disclosure will be updated as necessary for any applicable information arising after the filing of this letter and prior to the filing of the next version of the proxy statement.

2.	We note that the merger agreement references a disclosure letter. Please supplementally provide us with a list briefly identifying the contents of the disclosure letter. In this regard, please be advised that information contained in schedules or similar supplements should be disclosed in the proxy statement if the information would be material to an investment decision and is required to make other information disclosed not misleading.

Response: The Company acknowledges the Staff’s comment and is submitting the requested information supplementally and contemporaneously with the submission of this letter. In addition, the Company has requested confidential treatment of such supplemental materials pursuant to 17 C.F.R. § 200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

* * *

We thank the Staff for its review of the foregoing and the Preliminary Proxy Statement. If you have further comments, please do not hesitate to contact me at kenton.king@skadden.com or by telephone at (650) 470-4530.

Sincerely,

/s/ Kenton J. King
Name: Kenton J. King

cc:	Robert A. Kotick, Activision Blizzard, Inc.
Grant M. Dixton, Activision Blizzard, Inc.
Sonia K. Nijjar, Skadden, Arps, Slate, Meagher & Flom LLP

ANNEX A

Proposed Disclosure

Proxy Summary

Legal Proceedings Regarding the Merger (page [●])

Following the announcement of the transaction, complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the Eastern District of New York, the United States District Court for the Central District of California and the United States District Court for the Eastern District of Pennsylvania against Activision Blizzard and its directors: Stein v. Activision Blizzard, Inc. et al., No. 1:22-cv-01560 (S.D.N.Y.); Watson v. Activision Blizzard, Inc. et al., No. 2:22-cv-01268 (C.D. Cal.); Rubin v. Activision Blizzard, Inc. et al., No. 2:22-cv-01343 (C.D. Cal.); Whitfield v. Activision Blizzard, Inc. et al., 2:22-cv-01182 (E.D.N.Y.); Lande v. Activision Blizzard, Inc. et al., No. 1:22-cv-01267 (E.D.N.Y.); Baker v. Activision Blizzard, Inc., et al., 2:22-cv-00875 (E.D. Pa.). The complaints each assert violations of Section 14(a) and Section 20(a) of the Exchange Act and allege that the preliminary proxy statement filed in connection with the proposed transaction between Activision Blizzard and Microsoft omitted certain purportedly material information which rendered the preliminary proxy statement incomplete and misleading. Specifically, the complaints allege that the preliminary proxy statement failed to disclose material information regarding the sales process, Activision Blizzard’s projections and the financial analyses of Activision Blizzard’s financial advisor. The complaints seek, among other things, an order to enjoin the transaction unless and until additional disclosures are issued; and, if the transaction closes, damages. The Watson complaint also alleges that Activision Blizzard’s directors entered into the transaction for self-interested reasons, including receipt of personal benefits in the transaction. It is possible additional lawsuits against Activision Blizzard, the Activision Blizzard Board of Directors or Activision Blizzard’s officers may be filed prior to the consummation of the transaction.

In addition, we are subject to legal proceedings regarding workplace and employee concerns as described in the sections entitled “Proposal 1: Adoption of the Merger Agreement — The Merger — Pending EEOC Settlement” beginning on page [●] of this proxy statement and “Proposal 1: Adoption of the Merger Agreement — The Merger — Other Pending Employment-Related Matters” beginning on page [●] of this proxy statement and unionization efforts as described in the section entitled “Proposal 1: Adoption of the Merger Agreement — The Merger — Unionization Efforts” beginning on page [●] of this proxy statement.

Proposal 1: Adoption of the Merger Agreement – The Merger

Legal Proceedings Regarding the Merger

Following the announcement of the transaction, complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the Eastern District of New York, the United States District Court for the Central District of California and the United States District Court for the Eastern District of Pennsylvania against Activision Blizzard and its directors: Stein v. Activision Blizzard, Inc. et al., No. 1:22-cv-01560 (S.D.N.Y.); Watson v. Activision Blizzard, Inc. et al., No. 2:22-cv-01268 (C.D. Cal.); Rubin v. Activision Blizzard, Inc. et al., No. 2:22-cv-01343 (C.D. Cal.); Whitfield v. Activision Blizzard, Inc. et al., 2:22-cv-01182 (E.D.N.Y.); Lande v. Activision Blizzard, Inc. et al., No. 1:22-cv-01267 (E.D.N.Y.); Baker v. Activision Blizzard, Inc., et al., 2:22-cv-00875 (E.D. Pa.). The complaints each assert violations of Section 14(a) and Section 20(a) of the Exchange Act and allege that the preliminary proxy statement filed in connection with the proposed transaction between Activision Blizzard and Microsoft omitted certain purportedly material information which rendered the preliminary proxy statement incomplete and misleading. Specifically, the complaints allege that the preliminary proxy statement failed to disclose material information regarding the sales process, Activision Blizzard’s projections and the financial analyses of Activision Blizzard’s financial advisor. The complaints seek, among other things, an order to enjoin the transaction unless and until additional disclosures are issued; and, if the transaction closes, damages. The Watson complaint also alleges that Activision Blizzard’s directors entered into the transaction for self-interested reasons, including receipt of personal benefits in the transaction. It is possible additional lawsuits against Activision Blizzard, the Activision Blizzard Board of Directors or Activision Blizzard’s officers may be filed prior to the consummation of the transaction.

In addition, we are subject to legal proceedings regarding workplace and employee concerns, and unionization efforts, as described below.

Pending EEOC Settlement

In September 2021, we entered into a proposed consent decree with the U.S. Equal Employment Opportunity Commission (which we refer to as the “EEOC”) to settle claims regarding certain employment practices. The consent decree is subject to approval by the United States District Court, Central District of California, and, among other things, provides for the creation of an $18 million settlement fund for eligible claimants; upgrading Activision Blizzard policies, practices, and training to further prevent and eliminate harassment and discrimination in its workplaces, including implementing an expanded performance review system with a new equal opportunity focus; and providing ongoing oversight and review of Activision Blizzard’s training programs, investigation policies, disciplinary framework and compliance by appointing a third-party equal opportunity consultant whose findings will be regularly reported to the Activision Blizzard Board of Directors as well as the EEOC. There can be no assurance that the consent decree will be approved by the court. The California Department of Fair Employment and Housing (which we refer to as the “DFEH”) filed a motion to intervene in the matter, seeking to object to the consent decree, including the amount of the settlement fund; and has appealed denial of that motion.

Further information about these matters can be found in Activision Blizzard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022 (which we refer to as the “2021 10-K”), which is incorporated by reference in this proxy statement.

Other Pending Employment-Related Matters

On July 20, 2021, the DFEH filed an action (which we refer to as the “DFEH Matter”) in the Los Angeles County Superior Court of the State of California against Activision Blizzard, Blizzard Entertainment and Activision Publishing (which we refer to, together, as the “Defendants”), captioned DFEH v. Activision Blizzard, Inc., et al., No. 21STCV26571 (Cal. Super. Ct., L.A. Cty.). The DFEH alleges violations of the California Fair Employment and Housing Act and the California Equal Pay Act. The DFEH filed a First Amended Complaint in the DFEH Matter on August 23, 2021. The Defendants moved to dismiss the First Amended Complaint; the motion was heard on February 15, 2022. The Defendants’ motion was denied in part and granted in part, with the DFEH having leave to further amend with respect to the granted portion. In addition, the Activision Blizzard Board of Directors recently received notice of an investigation by the DFEH and investigatory subpoenas.

On August 3, 2021, a putative class action was filed in the United States District Court, Central District of California, entitled Gary Cheng v. Activision Blizzard, Inc., et al., No. 2:21-cv-06240-PA-JEM (C.D. Cal.). Plaintiffs purport to represent a class of Activision Blizzard shareholders who purchased stock between February 28, 2017 and November 16, 2021, and assert claims under Sections 10(b) and 20(a) of the Exchange Act against Activision Blizzard and five current or former officers. Beginning on August 6, 2021, three putative shareholder derivative actions were filed in California Superior Court, County of Los Angeles, and those cases have now been consolidated in an action entitled York County on Behalf of County of York Retirement Fund v. Robert A. Kotick, et al., No. 21STCV28949 (Cal. Super. Ct., L.A. Cty.). On November 15, 2021, a putative shareholder derivative action was filed in the United States District Court, Central District of California, entitled Luke Kahnert v. Robert A. Kotick, et al., No. 2:21-cv-08968-PA-JEM (C.D. Cal.). The putative derivative actions collectively assert claims on Activision Blizzard’s behalf against thirteen current or former officers and directors for breach of fiduciary duty, corporate waste, unjust enrichment, misappropriation, contribution, and alleged violation of Section 14(a) of the Exchange Act based on allegations similar to those in the DFEH Matter and in the securities class action. Activision Blizzard is named as a nominal defendant. In addition, the plaintiffs in the Kahnert action sought leave to amend their complaint to assert putative class claims for breach of fiduciary duty against Activision Blizzard’s directors in connection with the proposed acquisition by Microsoft, along with an aiding and abetting claim against Microsoft. Specifically, the proposed amended complaint alleges that Activision Blizzard’s directors entered into the transaction pursuant to a flawed and conflicted process allegedly designed to absolve the directors from liability for failure to oversee Activision Blizzard in connection with the DFEH Matter and the SEC, securities and derivative matters. Plaintiffs also claim that Microsoft was aware of the directors’ and officers’ purported breaches of fiduciary duty by virtue of the public allegations, and nonetheless agreed to transaction terms that unjustly reward the individual defendants. Defendants opposed Plaintiffs’ motion for leave to amend and the Court denied the motion in an order dated March 4, 2022.

Activision Blizzard is cooperating with an investigation by the SEC regarding disclosures on employment matters and related issues including responding to subpoenas from the SEC. The SEC has also issued subpoenas to a number of current and former executives and other employees in connection with this matter.

On March 3, 2022, a complaint was filed in the Superior Court of the State of California, County of Los Angeles, captioned Moynihan & Moynihan v. Activision Publishing, Inc., No. 22STCV07890 (Cal. Super. Ct., L.A. Cty.). The complaint asserts claims for wrongful death, work environment sexual harassment and failure to prevent harassment in connection with the death of a female employee.

Further information about these matters, to the extent they were filed by the filing date of the 2021 10-K, can be found in the 2021 10-K, which is incorporated by reference in this proxy statement.

Unionization Efforts

Activision Blizzard’s employees in the U.S. are not covered by collective bargaining agreements. At Raven Software, one of our studios, the Communications Workers of America has filed a petition to represent a unit of employees, and the National Labor Relations Board will oversee the election process, including a determination of the appropriate set of employees who would be included in any bargaining unit (and thus participate in the election on potential unionization).

Further information about these matters can be found in the 2021 10-K, which is incorporated by reference in this proxy statement.